

June 17, 2024

Trevor Ashurst
Vice President of Finance
Koil Energy Solutions, Inc.
1310 Rankin Road
Houston, TX 77073

Re: Koil Energy Solutions, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2023
   File No. 000-30351

Dear Trevor Ashurst:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 17

1.   Please revise to disclose management's conclusion on the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Exhibit 31
Certifications Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, page 27

2.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

3.   Please revise future filings to use the word "registrant" instead of the "Company" in the certification.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Erik Wiik